Exhibit 2.1

[GRAPHIC LOGO OMITTED]                                NEWS RELEASE
SecureCARE
Technologies, Inc.                                    FOR IMMEDIATE RELEASE

                                                      Press Contact:
                                                      Neil Burley
                                                      512.439.3905
                                                      nburley@securecaretech.com

                        SecureCARE Technologies Appoints
                             Robert R. McMillan and
                    Laszlo J. Meszaros to Board of Directors

Austin, TX, April 29, 2005 -- SecureCARE Technologies, Inc., (OTC Bulletin
Board: SCUI), a leading Internet-based document exchange and e-signature solution company for the healthcare industry, announced today that it has appointed Mr. Robert R. McMillan and Mr. Laszlo J. Meszaros to its Board of Directors.

McMillan has served as the first non-physician member of the Board of Trustees of the American Medical Association since June 2002, and is chair of its audit committee. Since August of 2002, he has been a member of the Board of Directors for WellChoice, Inc., (NYSE: WC), the largest health insurance company in New York, and is chairman of its investment committee. McMillan was also director of Empire BlueCross BlueShield/Empire HealthChoice from December 1994 to November 2002. In addition, he has been Of Counsel to the law firm of Bee Ready Fishbein Hatter & Donovan, L.L.P., in Mineola, N.Y., since March 2005. Prior to that, he was a partner of the law firm of Fischbein Badillo Wagner Harding in Melville, N.Y., and a predecessor firm. McMillan also served as a member of the Board of Directors for the Panama Canal Commission from November 1989 through October 1994, and as Chairman of the Board from October 1993 to October 1994. As an executive of Avon Products, Inc. for seventeen years during the 1970s and 1980s, he held various positions including corporate vice president of the Asia Pacific Profit Center from January 1977 to April 1978.

Meszaros has over 40 years experience in data and voice processing, telecommunications technology, management, administration, sales and marketing and operations. For 25 of these years he was an entrepreneur, who started private companies that resulted in significant growth and profitability.

Meszaros is an investor, advisor and business consultant in the United States and Europe. He was appointed vice president of business development with Intel Corp. when the company acquired Voice Technologies Group (VTG), a leading provider of computer telephony integration technology, in June 2000, and served in that capacity for one year. Meszaros was the founder, chairman and CEO of VTG prior to its acquisition. Before founding VTG in 1989, he was the founder, chairman and CEO of COM-PRO, a nationally recognized, privately-held systems software and professional services company based in Buffalo, N.Y. Meszaros also served as the director of management information systems for Erie County Central Police Services, and was a sales and marketing executive for Computer Task Group and data systems manager for Roswell Park Memorial Research Institute, both based in Buffalo, N.Y.
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Meszaros is an active member of a variety of industry and civic organizations.
He is a member of the board of directors at Cradle Beach Camp in Buffalo, N.Y., which serves approximately 900 disabled and disadvantage children between the ages of 9 and 16; member of the executive board at XGear Technologies, Inc., a medical billing company in Orlando; and serves as a member on the Dean's Advisory Council at University of Buffalo School of Management. Meszaros holds a B.A. in business administration from SUNY Buffalo.

Robert J. Woodrow, CEO of SecureCARE Technologies, said, "We are delighted about the addition of these two gentlemen to our board. Mr. McMillan's breadth of experience and his contacts in the healthcare industry make him an important addition to our board. We selected Mr. Meszaros for his leadership and vision, which created an exceptional work environment at COM-PRO and VTG and lead both companies to successful business growth. We are looking forward to working with both individuals to further establish SecureCARE Technologies as the leading Internet-based document exchange and e-signature solution company."

About SecureCARE Technologies, Inc.

SecureCARE Technologies, Inc. is a leading provider of Internet-based document exchange and e-signature solutions for the healthcare industry. Built with state-of-the art development tools from the Microsoft dotNET development solutions, SecureCARE.net is tailored to the needs of physicians, clinics and home healthcare, hospice and durable medical equipment providers. This comprehensive solution offers a revolutionary approach to accessing information and managing time-consuming forms and authorizations. SecureCARE.net is easy to use and it eliminates paper, while enhancing the ability of physicians to capture fees for otherwise unbilled time and services, uniquely and directly impacting the physician's revenue. SecureCARE.net is a highly secure, HIPAA-ready tracking and reporting tool that streamlines operations while providing physicians with additional revenue opportunities. Additional information about SecureCARE can be found on http://www.securecaretech.com.

A profile on the company can be found online at http://www.hawkassociates.com/securecare/profile.htm.

An online investor relations kit containing SecureCARE press releases, SEC filings, current Level II price quotes, interactive Java stock charts and other useful investor relations information can be found at http://www.hawkassociates.com and http://www.hawkmicrocaps.com. Investors may contact Frank Hawkins or Julie Marshall, Hawk Associates, at (305) 852-2383, e-mail: info@hawkassociates.com, or contact Neil Burley at (512) 439-3905.

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, regarding among other things our plans, strategies and prospects -- both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this news release may be identified by the use of forward-looking words such as "believe," "expect"

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"anticipate," "should," "planned," "will," "may," "intend," "estimated" and
"potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents that we file from time to time with the United States Securities and Exchange Commission. All forward-looking statements attributable to SecureCARE or a person acting on its behalf are expressly qualified in their entirety by this cautionary language.

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